ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2013

The Annual General Meeting of Reed Elsevier PLC was held on Thursday 25 April.

The table below shows the results of the poll on all 21 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	RESOLUTION	FOR	%	AGAINST	%	WITHHELD
			-		-
1.	Receipt of financial statements	889,096,153	97.54	22,466,351	2.46	10,531,864

2.	Approval of Remuneration Report	756,447,901	84.99	133,639,746	15.01	32,006,721

3.	Declaration of final dividend	921,652,058	100.00	6,898	0.00	436,163

4.	Re-appointment of auditors	908,716,007	99.70	2,748,016	0.30	10,632,741

5.	Auditors’ remuneration	909,553,485	99.79	1,946,930	0.21	10,596,080

6.	Elect Dr Wolfhart Hauser as a director	921,201,571	99.96	379,035	0.04	514,158

7.	Elect Duncan Palmer as a director	921,219,312	99.96	364,371	0.04	510,287

8.	Elect Linda Sanford as a director	921,199,158	99.96	388,741	0.04	506,779

9.	Re-elect Erik Engstrom as a director	921,127,625	99.95	467,155	0.05	499,984

10.	Re-elect Anthony Habgood as a director	910,092,254	99.30	6,375,357	0.70	5,627,129

11.	Re-elect Adrian Hennah as a director	914,546,595	99.89	985,569	0.11	6,562,954

12.	Re-elect Lisa Hook as a director	918,755,409	99.69	2,832,868	0.31	505,515

13.	Re-elect Robert Polet as a director	918,759,516	99.69	2,824,595	0.31	510,567

	Re-elect Ben van der Veer as a	14.	director	921,205,663	99.96	378,375	0.04	510,640

15.	Authority to allot shares	839,255,482	91.18	81,166,607	8.82	1,679,204

16.	Disapplication of pre-emption rights	887,749,406	96.53	31,866,418	3.47	2,483,652

17.	Authority to purchase own shares	918,423,297	99.65	3,194,550	0.35	483,446

18.	Notice period for general meetings	820,445,421	89.02	101,152,636	10.98	498,792

19.	Long-Term Incentive Plan 2013	816,986,538	91.78	73,127,112	8.22	31,981,467

20.	Executive Share Option Scheme 2013	826,736,423	89.84	93,459,084	10.16	1,899,610

21.	SAYE Share Option Scheme 2013	907,293,062	98.45	14,284,711	1.55	519,077

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 16 to 18 are Special Resolutions.

4.	At the close of business on Tuesday 23 April 2013 the total number of ordinary shares in issue, excluding Treasury shares, was 1,190,928,260

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.reedelsevier.com.

6. As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.